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Mr. Jeff J.F. Feng                      Ruth Shaer/Eugene Heller
Assistant to Chairman                  Silverman Heller Associates
Qiao Xing Universal Telephone, Inc.    1100 Glendon Avenue, PH-1
Huizhou, Guangdong, P.R.C.             Los Angeles, CA  90024-3503
http:\\www.qiaoxing.com                Tel: (310) 208-2550
E-mail: qxxiao@pub.huizhou.gd.cn       Fax: (310) 208-0931
Tel:  (011) 86-752-2808-188            E-mail: rshaer@sha-ir.com
Fax: (011) 86-752-2803-101

                 QIAO XING UNIVERSAL TELEPHONE, INC. ANNOUNCES
                  POTENTIAL ENTRY INTO CHINA'S UNTAPPED CDMA
                               CELL PHONE MARKET


GUANGDONG, CHINA (December 28, 1999) -- Qiao Xing Universal Telephone, Inc. (NASDAQ NMS: XING) announced today that the Government of Guangdong province in China is currently reviewing the Company's application to begin manufacturing
CDMA cell phones.   Currently, China only produces GSM cell phones.

In October 1999, the Chinese Ministry of Information announced that it would authorize from three to five companies in China to manufacture CDMA cell phones, and grant interest-free loans to the selected companies. Qiao Xing responded by organizing a research team comprised of research and university experts in the telecommunications field, along with Company executives. As a result, the Company now has the capability of designing and producing components for CDMA
cell phones.     In addition, Qiao Xing began targeting international firms for strategic alliances. The Company has now reached a preliminary agreement with a major Asian telecommunications firm that produces and markets CDMA phones worldwide. In a joint venture, the two companies would establish a factory in China where Qiao Xing would manufacture and market CDMA phones.

Commented Mr. Riu Lin Wu, chairman of Qiao Xing Universal Telephone, Inc.: "We are waiting for the agreement to be finalized, but we are optimistic about Qiao Xing's entry into China's potentially huge CDMA cell phone market. The Ministry of Information is expected to review our application with the Economics and Trade Committee before year end and we are hopeful that we will be selected."

In August 1995, Qiao Xing became the first telephone manufacturer in China to
receive the ISO 9001 Quality System Accreditation award.   The Company currently
produces 165 corded models and 25 cordless models, and has an extensive
nationwide sales network that comprises 1,350 retail outlets in China.   In 1997
and 1998, Qiao Xing Universal Telephone, Inc. ranked #2 in telephone sales in China.

This press release contains "forward-looking statements" regarding future revenues and operating information and their impact on future results. Such forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future and, accordingly, actual results may differ materially from those expressed in any forward-looking statements made by or on behalf of the Company. These risks and uncertainties include, but are not limited to, those relating to economic, political, legal and social conditions in the People's Republic of China, dependence upon key management personnel, competition, material factors relating to the operations of the business, and domestic and global general economic conditions.

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